Exhibit 99.1

Evaxion Biotech A/S Announces Executive Management Changes

Copenhagen, Denmark, August 2, 2022 (GLOBE NEWSWIRE) – Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies, today announced the following executive management changes. Lars Staal Wegner has decided to resign as the Company’s Chief Executive Officer (CEO). Dr. Wegner will remain with the Company in an advisory role to the Company’s new CEO and Board of Directors.

In Dr. Wegner’s place, the Company is pleased to have appointed Per Norlén, M.D., PhD., a physician and board certified specialist in Clinical Pharmacology with extensive research experience and over 20 years of working in clinical drug development and management within biopharmaceutical industry.

“We are very pleased that Per Norlén has accepted the role as CEO of Evaxion. Onboarding a new CEO is part of our plans to have broader qualified management to take us to the next level in future consolidation of the projects and pursue new and strong partnerships, among others. Per has a vast experience in the field of oncology as well as CEO experience from listed and unlisted companies. We are confident that Per is the right person to bring Evaxion into the future to benefit shareholders, employees, and most importantly, patients,” said Marianne Soegaard, Chairman of the Board.

Most recently, Dr. Norlén was Chief Executive Officer of Targinta AB and Chief Medical Officer of Xintela AB, Targinta is a wholly owned subsidiary of Xintela, a publicly listed company on the Nasdaq First North Growth Market Stockholm, Sweden.  Before that, Dr. Norlén was the Chief Executive Officer and Chief Medical Officer at Alligator Bioscience AB, a publicly listed company on the Nasdaq Stockholm market. Dr. Norlén holds an M.D. and a PhD. in Clinical Pharmacology from Lund University, where he is an Associate Professor of Experimental and Clinical Pharmacology. Dr. Norlén will take over from Dr. Wegner as the Company’s CEO within the next six months.

Per Norlén: “I am looking forward to taking on the role as CEO for Evaxion Biotech, deep diving into a business field merging AI-technology and next-generation personal immunotherapies. Evaxion holds an ambitious aspiration to fundamentally change drug development, ultimately saving patients' lives. I share that aspiration and  look forward to contributing to the endeavor together with the great people at Evaxion.”

About Dr. Lars Wegner, Chairman Marianne Soegaard said:

“I wish to thank Lars Wegner for his essential and invaluable contribution in bringing from its early start-up days to a listed company on The Nasdaq Capital Market in the US, running multiple clinical programs leading to the Company’s initial public offering in 2021 and a staff headcount of 70 people. Luckily, we will still have the opportunity of drawing on Lars’ experience and competencies in the process,” says Marianne Soegaard, Chairman of the Board.

“After ten great years at Evaxion, I am happy to leave the seat to Per, and I am proud of what we as a company have accomplished in that time. Evaxion is in good shape and has a solid foundation of cutting-edge technology and world-class scientific expertise. As the company takes the next leap, it is time for others to take over. Per has the right profile and brings the expertise and background to grow our great company even further, and I plan to be there along the way to support Per and the company moving forward,” said Dr. Wegner.

About Evaxion

Evaxion Biotech A/S is a clinical-stage biotech company developing AI-powered immunotherapies. With our proprietary and scalable AI technology, we decode the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of novel product candidates, including three personalized cancer immunotherapies. It is located in Hørsholm, Denmark, with 70 employees.

Evaxion Biotech A/S

Marianne Soegaard

Chairman of the Board

For further inquiries, please contact Director of Communications Katrine Hertz Mortensen: khm@evaxion-biotech.com

+45 30 10 02 03

Source: Evaxion Biotech

LifeSci Advisors LLC
Corey Davis, Ph.D.
Managing Director

cdavis@lifesciadvisors.com

212-915-2577

Forward-looking statement

This announcement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this announcement regarding the Company’s future operations, plans and objectives are forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks associated with the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks related to commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks associated with protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and ordinary shares, risks associated with the pandemic caused by the coronavirus known as COVID-19 and the emergence and prevalence of COVID-19 variants, such as the Delta and Omicron variant and certain related variants such as the Omicron BA.4 and BA.5 variants, risks associated with the invasion of the Ukraine by Russia and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s Annual Report on Form 20-F filed on March 31, 2022 and the Company’s current and future reports filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements contained in this announcement speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.